UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM N-6F	OMB APPROVAL OMB Number: 3235-0238 Expires: March 31, 2018 Estimated average burden hours per response 0.5

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection with such notice submits the following information:

Name:	SumuFund, Inc.

Address of Principal Business Office:	1275 Kinnear Road, Columbus, Ohio 43212

Telephone Number:	(614) 641-0404

Name and Address of Agent for Service of Process:	Mr. William Zell Chief Executive Officer SumuFund, Inc. 1275 Kinnear Road Columbus, Ohio 43212

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Columbus and the State of Ohio on the 4th day of May, 2015.

/s/ William Zell
(Signature)

SumuFund, Inc.
(Name of Company)

William Zell
(Name of director, officer or general partner signing on behalf of the company)

Chief Executive Officer
(Title)

Attest:	/s/ Phillip Tassi
Name: Phillip Tassi Title: Chief Compliance Officer

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SEC1936 (03-01)